

December 7, 2006

<u>Via Facsimile (949) 900-4401</u>
Scott E. McConnell, Esq.
McConnell, Dunning & Barwick LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656
(949) 900-4400

RE: Sparta, Inc.
       Schedule TO-I filed November 29, 2006
       <u>File No. 005-82193</u>

Dear Mr. McConnell:

We have the following comments on the above-referenced filing:

<u>Schedule TO-I</u>
<u>Summary, page 7</u>

1. Please delete the statement that your summary "is qualified in its entirety" by the more detailed information and financial statements included in the offer document. The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

<u>Special Note on Forward-Looking Statements, page 18</u>

2. We note your statement in the last sentence of the first paragraph that you "undertake no obligation to publicly revise or update any forward-looking statement for any reason." Please revise this statement to indicate your understanding that it is your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Description of Split-Off Transaction, page 21
Procedures for Tendering Shares, page 27

3. We note your statements that your "interpretation of the terms of and conditions of the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions." Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms and conditions of the offer may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest asserted positions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to the disclosure at page 29.

4. We note your indication that the security holder has "read and understands" the tender offer. It is not appropriate to require security holders to attest to the fact that they have "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout the offer materials.

Certain Sparta Financial Information, page 55

5. We note that you are incorporating the financial information required by Item 1010(a) and (b) of Regulation M-A from your periodic reports. It does not, however, appear that you have provided all of the summary financial data required by Instruction 6 to Item 10 of Schedule T-O. For instance, we are unable to locate a Ratio of Earnings to Fixed Charges as required by Item 1010(c)(4). Please provide the omitted disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with

respect to the filing; and

· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions